

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2021

Rodrigo N. Menck
Senior Vice President Finance and Group Chief Financial Officer
Nexa Resources S.A.
37A, Avenue J.F. Kennedy
L-1855, Luxembourg

      Re: Nexa Resources S.A.
          Form 20-F
          Filed March 23, 2021
          File No. 001-38256

Dear Mr. Menck:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Energy & Transportation